U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

                000-19462

SEC FILE NUMBER

NOTIFICATION OF LATE FILING

☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Full Name of Registrant: Artisoft, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 5 Cambridge Center, Cambridge, MA 02142

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III—Narrative

We were unable to file the annual report on Form 10-K for the year ended June 30, 2005, within the prescribed time period because all information required to be included in the Form 10-K is not currently available and the Form 10-K is still being reviewed. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Duncan G. Perry, Chief Financial Officer, (617) 354-0600.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes        ☒ No

We failed to timely file our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004, December 31, 2004, and March 31, 2005, an amendment to our Current Report on Form 8-K originally filed September 29, 2004 to disclose certain financial data in connection with our acquisition of Vertical Networks, and our Current Report on Form 8-K originally filed July 14, 2005 relating to the execution of an office lease dated July 6, 2005.

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment IV

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: September 28, 2005

Artisoft, Inc.

By:	/s/ Duncan G. Perry
Duncan G. Perry, Chief Financial Officer

Attachment IV

Revenue for the year ended June 30, 2005 increased by 164% from the year ended June 30, 2004. Our results for the year ended June 30, 2005 also include sales of our InstantOffice product line, which we acquired as part of the operations of Vertical Networks on September 28, 2004. The acquisition resulted in a 108% increase in sales during the year ended June 30, 2005. Operating expenses for the year ended June 30, 2005 increased approximately 114% versus the year ended June 30, 2004, including the effects of our acquisition of Vertical Networks, primarily as a result of increases in payroll.

On September 28, 2004, the Company financed its acquisition of Vertical Networks with a portion of the proceeds of a common stock financing completed pursuant to a stock purchase agreement entered into on that same date. Under the agreement, on September 28, 2004, Artisoft sold a total of 19,768,110 shares of common stock for aggregate gross proceeds of $22.5 million, and on October 1, 2004, Artisoft sold a total of 4,391,358 shares of common stock for aggregate gross proceeds of $5.0 million. The per share purchase price for all shares of common stock purchased under the agreement was $1.1386, and the total gross proceeds received by Artisoft was $27.5 million. On the same date, the Company offered shares to employees at a 15% discount to the above pricing, and accordingly we identified a small non-cash compensation charge of approximately $20,000 per quarter.

As a result of our recent year end audit, our independent auditors have determined that under APB 25, the Company should instead reflect a non-cash compensation charge for the options described about based on the discounted price of the options as measured against a trade of a few thousand shares in the over-the-counter market on September 28, 2004 at $2.85 per share. Using $2.85 to determine the “intrinsic value” of the employee stock option award on September 28, 2004, the non-cash operating expense should have been approximately $634,000 per quarter for the quarters ended December 31, 2004, March 31, 2005, and June 30, 2005.

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